UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Congwu Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,520,000 ordinary shares. Double88 Capital Limited may also be deemed to have sole voting power with respect to 20,520,000 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,520,000 ordinary shares. Double88 Capital Limited may also be deemed to have sole dispositive power with respect to 20,520,000 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,520,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Double88 Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,520,000 ordinary shares. Congwu Cheng may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,520,000 ordinary shares. Congwu Cheng may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,520,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer: AutoNavi Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

Item 2(a).	Name of Person Filing: Congwu Cheng Double88 Capital Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Congwu Cheng

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District

Beijing 100102

The People’s Republic of China

Double88 Capital Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship: Congwu Cheng – People’s Republic of China Double88 Capital Limited – British Virgin Islands
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP NO.: G0711U 106

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of AutoNavi Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Congwu Cheng	20,520,000	11.1%	20,520,000	0	20,520,000	0
Double88 Capital Limited	20,520,000	11.1%	20,520,000	0	20,520,000	0

Double88 Capital Limited, a British Virgin Islands company, directly holds 19,920,000 ordinary shares of the Issuer and 150,000 American depositary shares representing 600,000 ordinary shares. Mr. Congwu Cheng holds 100% of the outstanding shares of Double88 Capital Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Congwu Cheng may be deemed to beneficially own all of the ordinary shares of the Issuer held by Double88 Capital Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2013

Congwu Cheng	/s/ Congwu Cheng
Congwu Cheng

Double88 Capital Limited	By:	/s/ Congwu Cheng
	Name:	Congwu Cheng
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement